Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2022

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended September 30, 2022.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended September 30, 2022 (the “Q1 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on November 14, 2022 (U.S. Eastern Time), in relation to the Q1 Results, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q1 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 14, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces September Quarter 2022 Financial Results

GUANGZHOU, China, November 14, 2022/PRNewswire/– MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the first quarter of fiscal year 2023 ended September 30, 2022.

Financial Highlights for the First Quarter of Fiscal Year 2023 ended September 30, 2022

•	Revenue was RMB2,772.4 million (US$389.7 million), representing an increase of 4.5% year over year and 19.6% quarter over quarter.

•	Gross profit was RMB988.6 million (US$139.0 million), representing an increase of 35.7% year over year and 28.1% quarter over quarter.

•	Gross margin was 35.7%, compared to 27.4% in the same period of 2021 and 33.3% in the previous quarter.

•	Operating profit was RMB509.5 million (US$71.6 million), representing an increase of 138.6% year over year and 87.3% quarter over quarter.

•	Profit for the period was RMB404.1 million (US$56.8 million), representing an increase of 161.5% year over year and 93.9% quarter over quarter.

•	Adjusted net profit(1) was RMB417.4 million (US$58.7 million), representing an increase of 126.6% year over year and 87.3% quarter over quarter.

•	Adjusted net margin(1) was 15.1%, compared to 6.9% in the same period of 2021 and 9.6% in the previous quarter.

Operational Highlights for the First Quarter of Fiscal Year 2023 ended September 30, 2022

•	Number of MINISO stores was 5,296 as of September 30, 2022, increasing by 425 stores year over year and 97 stores quarter over quarter, respectively.

•	Number of MINISO stores in China was 3,269 as of September 30, 2022, increasing by 234 stores year over year and 43 stores quarter over quarter, respectively.

•	Number of MINISO stores in overseas markets was 2,027 as of September 30, 2022, increasing by 191 stores year over year and 54 stores quarter over quarter, respectively.

•	Number of TOP TOY stores was 109 as of September 30, 2022, increasing by 37 stores year over year and 12 stores quarter over quarter, respectively.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	September 30,	June 30,	As of September 30,
	2021	2022	2022	YoY	QoQ
Number of MINISO stores(2)	4,871	5,199	5,296	425	97
China	3,035	3,226	3,269	234	43
– Directly operated stores	4	14	19	15	5
– Third-party stores	3,031	3,212	3,250	219	38
Overseas	1,836	1,973	2,027	191	54
– Directly operated stores	128	133	131	3	(2)
– Third-party stores	1,708	1,840	1,896	188	56
Number of TOP TOY stores(3)	72	97	109	37	12
– Directly operated stores	6	7	8	2	1
– Third-party stores	66	90	101	35	11

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We kicked off fiscal year 2023 with an encouraging set of results headlined by strong margin performance. In spite of the short-term headwinds brought on by the pandemic in China, we remained focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. These efforts are yielding positive results, and we continued to see our overseas operations move further along the path of recovery. I am especially pleased to report that our margin profile continued to beat expectations, with adjusted net profit increasing by 127% year-on-year to RMB417 million in the September quarter, and adjusted net margin reaching its highest ever level at 15.1%.”

“On November 11, China’s National Health Commission released a new set of refined pandemic prevention and control policies which are more scientific and more precise. I believe that under the guidance of these new policies, the offline retail industry will see new opportunities for recovery and growth. We remain optimistic about our revenue and profit growth potential. Our positive outlook is based on our long-term confidence in China’s economic development, our steadfast commitment to our vision for the offline retail business, and our determination to achieve a truly global reach.” Mr. Ye continued.

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “Gross margin for the September quarter reached 35.7%, a record high for MINISO Group and an increase of more than 800 basis points from 27.4% in the same quarter of last year, thanks to our solid execution of MINISO’s brand upgrade, our strong bargaining power and the steady recovery of overseas markets.”

Notes:

(2)	“MINISO stores” represent any of the offline stores operated under the “MINISO” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(3)	“TOP TOY stores” represent any of the offline stores operated under the “TOP TOY” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

“Looking forward into the December quarter, we expect our overseas markets will continue to grow strongly. Meanwhile, our margin profile will improve on a year-on-year basis as we successfully execute our brand upgrade, see steady recovery in the overseas market, and break even on our directly-operated overseas business. Our financial strategy will remain disciplined in terms of budgeting, cost controls, and allocation of capital, as we focus on the consistent delivery of solid financial performances.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The COVID-19 pandemic continued to impact the Company’s operations and results in the quarter ended September 30, 2022, mainly in China.

Pandemic prevention and control measures remained in effect across China throughout the quarter. During the peak summer sales season of July and August, when the pandemic situation was relatively stable, our GMV recovered to about 95% of the levels from the same period of last year. In September, pandemic outbreaks in major cities such as Shenzhen and Chengdu negatively impacted our GMV, which reached about 80% of the level from September of last year. During the quarter, an average of 2%, 5% and 7% of stores were unable to operate due to the pandemic in July, August and September, respectively. Excluding the affected stores, we estimate that average GMV per store from July to September were about 85%, 90% and 80% of the levels from the same periods last year, respectively. Going into the quarter ending December 31, 2022, the COVID situation remains uncertain, with regional outbreaks continuing to impact our operations. To cope with this uncertainty, the Company will rely on contingency planning to remain nimble and ready to pivot with changing market conditions.

GMV of MINISO stores in overseas markets in the September quarter increased by 41% year over year, and have recovered to more than 95% of the level in the same quarter of 2019. With more and more overseas markets having lifted their pandemic control measures, the Company currently expects the sales recovery in overseas markets to continue.

Unaudited Financial Results for the First Quarter of Fiscal Year 2023 ended September 30, 2022

Revenue was RMB2,772.4 million (US$389.7 million), representing an increase of 4.5% year over year, primarily driven by a 47.6% year-over-year growth of revenue from overseas markets, partially offset by a 8.8% year-over-year decrease of revenue from China.

Revenue from China was RMB1,852.3 million (US$260.4 million), compared to RMB2,030.8 million in the same period of 2021. The year-over-year decrease was (i) primarily driven by a decrease in revenue from the MINISO brand from RMB1,866.5 million to RMB1,700.4 million (US$239.0 million), as a result of the resurgence of COVID-19 in China in the September quarter, and (ii) partially offset by a year-over-year increase of 13.3% in revenue from the TOP TOY brand. For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited additional information” in this press release.

Revenue from overseas markets was RMB920.2 million (US$129.4 million), accounting for 33.2% of our total revenue and representing an increase of the 47.6% year-over-year. The increase was primarily due to a year-over-year increase of 9.7% in average store count and a year-over-year growth of 34.6% in average revenue per MINISO store in overseas markets.

Cost of sales was RMB1,783.9 million (US$250.8 million), representing a decrease of 7.4% year over year, mainly attributable to the savings measures we adopted to reduce the cost of certain products.

Gross profit was RMB988.6 million (US$139.0 million), representing an increase of 35.7% year over year.

Gross margin was 35.7%, compared to 27.4% in the same period of 2021. The year-over-year increase was primarily attributable to (i) the increase in revenue contribution from international operations, which typically have higher gross margin than domestic operations, from 23.5% in the same period of 2021 to 33.2% in this quarter, (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China, and

(iii) the savings measures we adopted to reduce the cost of certain products.

Other income was RMB6.4 million (US$0.9 million), compared to RMB16.1 million in the same period of 2021.

Selling and distribution expenses were RMB381.3 million (US$53.6 million), representing an increase of 11.9% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB372.6 million (US$52.4 million), representing an increase of 15.5% year over year. The year-over-year increase was primarily attributable to (i) increased rental and related expenses, (ii) increased personnel-related expenses, and (iii) increased licensing expenses in relation to our enlarged IP product offerings, partially offset by reduced promotion and advertising expenses due to our deferred marketing activities in China to tackle the resurgence of COVID-19.

General and administrative expenses were RMB167.6 million (US$23.6 million), representing a decrease of 20.7% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB163.2 million (US$22.9 million), representing a decrease of 18.4% year over year. The year-over-year decrease was primarily due to decreased personnel- related expenses.

Other net income was RMB64.0 million (US$9.0 million), compared to RMB33.6 million in the same period of 2021. Other net income mainly consists of net foreign exchange gain, investment income from wealth management products and others. The year-over-year increase was mainly attributable to a net foreign exchange gain of RMB52.3 million in this quarter, compared to RMB4.3 million in the same period of 2021, which was partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Operating profit was RMB509.5 million (US$71.6 million), representing an increase of 138.6% year over year.

Profit for the period was RMB404.1 million (US$56.8 million), representing an increase of 161.5% year over year.

Adjusted net profit(1), which represents profit for the period excluding equity-settled share-based payment expenses, was RMB417.4 million (US$58.7 million), representing an increase of 126.6% year over year.

Adjusted net margin(1) was 15.1%, compared to 6.9% in the same period of 2021.

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.32 (US$0.19) in this quarter, compared to basic and diluted earnings per ADS of RMB0.50 in the same period of 2021. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted net earnings per ADS(1) were both RMB1.36 (US$0.19) in this quarter, compared to RMB0.60 in the same period of 2021.

As of September 30, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash, term deposits, and other investments amounted to RMB6,007.2 million (US$844.5 million).

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Monday, November 14, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/88478292986?pwd=RTVoazJkQytrWnl5R1FkOTBFdlkyUT09

Meeting Number: 884 7829 2986

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0276 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China (Charge Fees):	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022, which was RMB7.1135 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at June 30,	As at September 30,
	2022	2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	419,894	429,795	60,420
Right-of-use assets	2,342,589	2,341,049	329,100
Intangible assets	43,066	37,701	5,300
Goodwill	19,388	20,010	2,813
Deferred tax assets	154,333	154,103	21,663
Other receivables	28,274	23,365	3,285
Prepayments	201,682	201,407	28,313

	3,209,226	3,207,430	450,894

Current assets
Other investments	210,523	240,770	33,847
Inventories	1,188,095	1,316,363	185,051
Trade and other receivables	1,056,198	1,105,479	155,406
Cash and cash equivalents	5,348,492	5,388,177	757,458
Restricted cash	32,376	29,677	4,172
Term deposits	236,878	348,549	48,998

	8,072,562	8,429,015	1,184,932

Total assets	11,281,788	11,636,445	1,635,826

	As at June 30,	As at September 30,
	2022	2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	92	95	13
Additional paid-in capital	7,982,824	8,015,098	1,126,744
Other reserves	993,307	1,026,854	144,353
Accumulated losses	(1,944,581)	(1,532,947)	(215,498)

Equity attributable to equity shareholders of the Company	7,031,642	7,509,100	1,055,612
Non-controlling interests	(4,242)	(5,829)	(819)

Total equity	7,027,400	7,503,271	1,054,793

LIABILITIES
Non-current liabilities
Contract liabilities	51,658	51,112	7,185
Loans and borrowings	6,503	6,712	944
Lease liabilities	393,068	399,050	56,098
Deferred income	14,488	13,648	1,919

	465,717	470,522	66,146

Current liabilities
Loans and borrowings	445	454	64
Trade and other payables	3,072,991	2,891,372	406,462
Contract liabilities	361,522	346,728	48,742
Lease liabilities	257,997	266,128	37,412
Deferred income	6,295	6,660	936
Current taxation	89,421	151,310	21,271

	3,788,671	3,662,652	514,887

Total liabilities	4,254,388	4,133,174	581,033

Total equity and liabilities	11,281,788	11,636,445	1,635,826

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30,
	2021	2022
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Revenue	2,654,115	2,772,444	389,744
Cost of sales	(1,925,672)	(1,783,865)	(250,772)

Gross profit	728,443	988,579	138,972
Other income	16,076	6,419	902
Selling and distribution expenses	(340,809)	(381,345)	(53,609)
General and administrative expenses	(211,275)	(167,626)	(23,564)
Other net income	33,627	64,035	9,002
Credit loss on trade and other receivables	(12,547)	(554)	(78)

Operating profit	213,515	509,508	71,625
Finance income	13,057	32,255	4,534
Finance costs	(8,809)	(7,184)	(1,010)

Net finance income	4,248	25,071	3,524
Share of loss of an equity-accounted investee, net of tax	(7,891)	–	–

Profit before taxation	209,872	534,579	75,149
Income tax expense	(55,343)	(130,435)	(18,336)

Profit for the period	154,529	404,144	56,813

Attributable to:
Equity shareholders of the Company	152,039	411,634	57,866
Non-controlling interests	2,490	(7,490)	(1,053)

Earnings per share
– Basic	0.13	0.33	0.05
– Diluted	0.12	0.33	0.05

Earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	0.50	1.32	0.19
– Diluted	0.50	1.32	0.19

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000
Profit for the period	154,529	404,144	56,813

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	7,718	26,476	3,722

Other comprehensive income for the period	7,718	26,476	3,722

Total comprehensive income for the period	162,247	430,620	60,535

Attributable to:
Equity shareholders of the Company	159,700	432,208	60,758
Non-controlling interests	2,547	(1,588)	(223)

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30,
	2021 (Unaudited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:

Profit for the period	154,529	404,144	56,813

Add back:
Equity-settled share-based payment expenses	29,641	13,227	1,859

Adjusted net profit	184,170	417,371	58,672

Attributable to:
Equity shareholders of the Company	181,680	424,861	59,725
Non-controlling interests	2,490	(7,490)	(1,053)

Adjusted net earnings per share(4)	0.15	0.34	0.05
– Basic
– Diluted	0.15	0.34	0.05

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	0.60	1.36	0.19
– Diluted	0.60	1.36	0.19

Notes:

(4)	The adjusted basic and diluted net earnings per share are computed by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended September 30,
	2021	2022
	RMB	RMB	US$	YoY
Revenue
Domestic Operations	2,031	1,852	260	(9)%
– MINISO Brand	1,867	1,700	239	(9)%
– TOP TOY Brand	109	124	17	13%
– Others	55	28	4	(49)%
International Operations	623	920	129	48%
	2,654	2,772	389	4%